Filed by: Carlyle Secured Lending III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Carlyle Secured Lending III

(Commission File No.: 814-01410)

Carlyle Secured Lending III Q2 2024 Fund Update

Company Participants

Nishil Mehta – Head of Shareholder Relations

Justin Plouffe – Chief Executive Officer

Tom Hennigan – Chief Financial Officer

Michael Hadley – Chief Investment Officer

Nishil Mehta:

Hello, and thank you for joining us on our quarterly update call for Carlyle Secured Lending III, or CSL III. I’m Nishil Mehta and Head of Shareholder Services for the Carlyle BDCs. Any forward-looking statements made today do not guarantee future performance and any undue reliance should not be placed on them. Today’s conference call may include forward-looking statements reflecting our views with respect to, among other things, the timing or likelihood of the closing of the proposed merger, the expected synergies associated with the proposed merger, the ability to realize the anticipated benefits of the proposed merger, and our future operating results and financial performance.

These statements are based on current management expectations and involve inherent risks and uncertainties, including those identified in the Risk Factors section of our 10-K and our 10-Q. These risks and uncertainties could cause actual results to differ materially from those indicated. CSL III assumes no obligation to update any forward-looking statements at any time. In connection with the proposed merger between Carlyle Secured Lending, Inc. (or “CGBD”) and Carlyle Secured Lending III (or “CSL III”), CGBD plans to file with the Securities and Exchange Commission and mail to its stockholders a Proxy Statement on Schedule 14A, CSL III plans to file with the SEC and mail to its shareholders an Information Statement, and CGBD plans to file with the SEC a Registration Statement on form N-14 that will include the Proxy Statement, the Information Statement, and a prospectus of CGBD.

The Proxy Statement, Information Statement, and the Registration Statement all contain important information about CSL III, CGBD, the proposed merger of CGBD with CSL III, and related matters. This information does not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Shareholders of CSL III and stockholders of CGBD are urged to read the Proxy Statement, the Information Statement, and the Registration Statement, and other documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information about CSL III, CGBD, the merger, and related matters.

Investors and security holders will be able to obtain any documents filed with the SEC free of charge at the SEC’s website at www.sec.gov or, for documents filed by CGBD, from CGBD’s website at carlylesecuredlending.com.

CGBD, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of CGBD is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26th, 2024. CSL III, its trustees, certain of its executive officers and certain employees and officers of CSL III Advisor, LLC and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the trustees and executive officers of CSL III is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 12th, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CGBD stockholders in connection with the merger will be contained in the Proxy Statement when such document become available. These documents may be obtained free of charge from the sources previously indicated.

This information is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this information is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CSL, CSL III, or in any fund or other investment vehicles managed by Carlyle or any of its affiliates.

And with that, I’ll hand it over to Justin Plouffe, who’s CEO of the Carlyle BDCs.

Justin Plouffe:

Thanks, Nishil. And thank you, everyone, for joining today’s call. I’m Justin Plouffe, Deputy CIO of Global Credit at Carlyle and CEO of the Carlyle BDCs. I’m joined on today’s call by our Chief Financial Officer, Tom Hennigan, as well as our Chief Investment Officer, Michael Hadley.

On today’s call, I will touch on the current market environment, give an overview of the fund’s activity and results for the quarter, and discuss our proposed merger between CSL III and CGBD, our Nasdaq-listed BDC.

Beginning with the market, activity continued to pick up in the second quarter of 2024 as sponsored direct lending volumes reached recent highs driven by strong refinancing, recapitalization, and M&A activity. Spreads and covenants continue to face pressure from borrowers, but the core middle market where we operate continues to see comparatively less pressure than the larger cap and syndicated markets. Originations in the second quarter were up year-over-year, and our pipeline continues to expand with both core cash flow and differentiated deal flow. Our goal is to drive performance with a consistent approach to direct lending, anchored in disciplined credit selection and conservative portfolio management.

We continue to benefit from the OneCarlyle platform, which differentiates us in the core middle market. Turning to the quarterly highlights beginning on slide seven. In spite of a complex market backdrop, CSL III again delivered a positive 2.4% return in the quarter, driven by meaningful cash income from the portfolio. As leveraged loan issuance still lags manager demand, we continue to maintain credit discipline and are focused on leveraging Carlyle’s market reach to ensure a wide funnel of investment opportunities.

In Q2, we deployed $49 million across new and existing borrowers while experiencing $25 million in sales and repayments. Our portfolio as of June 30th had a fair value of $369 million. We initiated a capital call during Q2, so total equity called since inception increased to $224 million, or 78% of committed capital, as of June 2024. Our Q2 dividend of $0.55 represents a 10.4% annualized yield, and we’re confident we will continue to deliver strong performance for shareholders in the coming quarters and beyond.

You can see our portfolio composition on slide eight, which we expect will evolve as we ramp the portfolio. However, while the asset mix will continue to diversify, we will stick to our through-cycle investment approach and conservative portfolio construction focused on primarily making investments to U.S. companies backed by high-quality sponsors in the middle market. At the end of the second quarter, the median EBITDA across our core portfolio was $88 million.

The portfolio is comprised of 103 investments in 77 companies across over 20 industries. 99% of our debt investments are in senior secured loans, and just under 100% of our debt investments are floating rate, so we feel very well positioned in the current environment.

Following another strong quarter, we are excited to announce that CSL III has entered into a merger agreement to be acquired by CGBD. We believe this transaction will deliver a number of strategic benefits, including an increase in scale and liquidity, a reduction in costs and an increase in operational efficiencies, and accretion to net investment income and NAV per share.

With an anticipated market capitalization of over $1 billion as a combined company, we expect this transaction to provide CSL III investors increased scale and a path to liquidity.

We expect the merger to reduce costs and drive operational efficiencies by eliminating duplicative expenses. The larger combined asset base will improve our expense ratio pre-reimbursement to approximately 70 basis points on net assets, while also potentially providing CSL III investors with greater access to the debt capital markets and a lower cost of capital via their interest in the merged entity.

We also believe this transaction will be accretive to net investment income per share as a result of the substantial overlap in strategy and portfolio composition between the two vehicles. We expect the transaction to be accretive to net investment income per share in the long term, with improved combined portfolio metrics, a lower expense ratio, and increased investment capacity. We believe that this transaction will benefit shareholders of both CSL III and CGBD.

To further support the merger, an affiliate of Carlyle will cover certain merger related expenses up to a total cap of $5 million, which we believe should cover all transaction costs. With that, I’d like to turn the call over to Tom.

Tom Hennigan:

Thanks, Justin. Today, I’ll first provide additional detail on the merger, I’ll discuss the second quarter financial results and portfolio performance in a bit more detail, and then I’ll finish with our financing facilities and liquidity.

As Justin previewed, we’re excited to announce we’ve entered into an agreement with CGBD to merge in a stock-for-stock transaction. Upfront to note, our core investment strategy will remain unchanged. The combined company will continue to be focused on directly originated, primarily first lien sponsor-backed loans to U.S. companies in the middle market.

Turning to the portfolio, total assets for the pro forma combined company are expected to increase to over $2.5 billion by transaction close. Based on current portfolio data, CSL III has near 100% overlap with CGBD and the combined company, on a pro forma basis as of June 30th, has 127 portfolio companies and 183 investments and total senior secured exposure of over 90%. And lastly, all key portfolio diversification metrics will improve.

Leading up to merger close, we also anticipate calling all remaining uncalled capital from CSL III shareholders and will seek to return CGBD to the mid-point of its target leverage range. And given the increased deal activity that Justin mentioned, we’re confident we’ll be able to deploy this capital into attractive investments, and we would have anticipated calling the remaining CSL III capital irrespective of the merger.

The transaction has been unanimously approved by the CSL III Board of Trustees and the CGBD Board of Directors, at the recommendation of the special committees of the Boards of both CSL III and CGBD. And I want to highlight that this transaction also enables CSL III investors to retain access to the proven investment strategy that you sought exposure to, with the benefits of greater scale of the combined entity, the liquidity of a listed BDC, and the potential to trade at a premium to NAV. Taken together, we think this is a compelling value proposition for the fund and its investors.

Now, moving on to a review of the second quarter financial results, we had another solid quarter of earnings. Total investment income for the second quarter was about $12 million. That’s up about 7% from the prior quarter, as we continued to ramp the fund and benefit from higher benchmark rates. Total net expenses were in line with prior quarter at about $5 million, and this resulted in net investment income for the quarter of about $6.7 million, or $0.62 per share. And for Q2, we declared a dividend of $0.55 per share. That’s a 10.4% yield on average NAV during the quarter, and in-line with that 10% plus dividend yield we’ve been paying out almost every quarter since the inception of the fund.

Now turning to the portfolio on slide ten. You’ll see in the table that 96% of the fair value of loans in the portfolio are currently in that risk rating two category, that implies stable credit performance since we made the investment. And during the quarter we did add two very small positions to non-accrual status, but combined they represent less than 0.1% of investments as a percent of both fair value and cost.

Moving on to slide 11, you’ll see that the second quarter NAV per share was down modestly quarter over quarter from $21.32 to $21.28. The portfolio experienced $0.11 of net realized and unrealized losses during the quarter based on some valuation movement, but that was largely offset by net investment income exceeding the dividend declared.

Onto slide 12, that provides an overview of the fund’s financing facilities. As a reminder, the fund has two facilities: a subscription line and an asset-based facility. And to date, we’re utilizing approximately 58% of the total borrowings available across both facilities. So we have sufficient debt capacity to continue to ramp the fund and deploy capital in the current attractive market environment.

With that, I’ll turn the call over to Mike.

Mike Hadley:

Thanks, Tom. Turning to slide 13. Origination activity was up modestly in Q2 2024 versus prior quarter. With CSL III committing $56 million across 14 new platform investments and incremental financings for existing borrowers at a weighted average yield of approximately 11.8%. As we look forward, we remain confident in our ability to source attractive investments in this market and leverage the benefits of the OneCarlyle network to build investment conviction faster and provide an unparalleled diligence edge.

On slide 14, I wanted to flag three first lien deals that we closed in Q2 for Big Bus Tours, Fairway Lawns, and UFT. All three investments were attractively priced, first lien senior secured deals with financial maintenance covenants that illustrated the sourcing capacity of the OneCarlyle platform. We believe these deals are representative of the current market, and we are excited to continue to put capital to work at such attractive terms and pricing in the coming quarters.

Lastly, I want to re-emphasize the compelling merger proposal for CSL III. This merger would be between two entities that are wholly aligned. We would be adding meaningful scale without increasing risk through combining with a known, Carlyle-managed portfolio. The consistency of our investment approach between the two BDCs positions us for a smooth integration process that we expect to be significantly beneficial to shareholders.

Thank you for joining today, and we thank you again for your continued support.